EXHIBIT I-1









                         ANALYSIS OF THE ECONOMIC IMPACT
                   OF A DIVESTITURE OF THE ELECTRIC OPERATIONS
                   OF NORTHERN INDIANA PUBLIC SERVICE COMPANY




                                 AUGUST 25, 2000


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                                TABLE OF CONTENTS

SECTION I.  EXECUTIVE SUMMARY
        A.  Impact on NewElectric Co.
        B.  Impact on Customers of NewElectric Co.

SECTION II.  ASSUMPTIONS AND APPROACH
        A.  General Study Assumptions
        B.  Approach

SECTION III.  IMPACT ON NEWELECTRIC CO.
        A.  Lost Economies Analysis by Category
              1.  Retail Marketing & Sales
              2.  Customer Services
              3.  Purchasing Materials
              4.  Human Resources
              5.  Financing, Accounting, and Planning
              6.  Information Services and Telecommunications
              7.  External Relations
              8.  Administrative & Support Services
              9.  Board of Directors
              10. Executive Management
              11. Investor Relations and Shareholder Services
              12. Legal
              13. Environmental
        B.  One-Time Transition Costs
              1.  Hiring, Job placement, and Training Transition Costs
              2.  IT System Architecture Transition Costs
              3.  Financial Services Transition Costs
              4.  Legal Transition Costs
              5.  Other One-Time Divestiture Costs
        C.  Foregone Savings
        D.  Revenue Taxes
        E.  Payroll Taxes

SECTION IV.  IMPACT ON CUSTOMERS OF NEWELECTRIC CO.


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                         ANALYSIS OF THE ECONOMIC IMPACT
                   OF A DIVESTITURE OF THE ELECTRIC OPEATIONS
                   OF NORTHERN INDIANA PUBLIC SERVICE COMPANY


SECTION I. EXECUTIVE SUMMARY

The purpose of this study is to identify the projected economic impact of divesting Northern Indiana Public Service Company (NIPSCO) of its retail electric distribution business and assets. NiSource, the parent holding company of NIPSCO, will be registering as a public utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA). PUHCA generally limits a registered holding company to a single integrated utility system (i.e., either gas or an electric system). However, PUHCA would permit a registered holding company (e.g., NiSource) to control additional integrated public utility systems(e.g. electric business in addition to the gas business) if the requirements were satisfied in PUHCA Section 11(b)(1) Clauses A, B, and C.

o Clause A requires that the additional system cannot be operated as an independent system without the loss of substantial economies which can be secured by retention of control of the additional system by the holding company.
o Clause B requires the additional system to be located in one state, adjoining states, or in a contiguous foreign country.
o Clause C requires the continued combination of the systems under the control of the holding company to be not so large as to impair the advantages of localized management, efficient operation, or effectiveness of regulation, considering the state of the art and the region affected.

This study primarily addresses the requirements of Clause A. It quantifies the economic impact of divesting the retail electric distribution business and assets of NiSource and its subsidiary, NIPSCO into a single, new stand-alone company serving customers in Indiana. This single, new stand-alone electric business (NewElectric Co) would provide levels of service and quality comparable to NiSource's existing electric business.

As a guide to determining whether the projected lost economies incurred by NewElectric Co would be "substantial" under PUHCA Section 11(b)(1) Clause A, the Commission historically has looked to certain loss ratios from Engineers Public
                                                               ----------------
Service Co., 12 SEC 41 (1942), rev'd on other grounds and remanded, 138 F. 2d
----------
936 (DC Cir. 1943), vacated as moot, 332 US 788 (1947) (Engineers). In
                                                        ---------
Engineers, the Commission emphasized the consideration of four ratios that
---------
measure the projected increased costs associated with an electric divestiture as a percentage of four operating results: 1) divested business operating revenues;
2) divested business operating expenses or "operating revenue deductions"; 3) divested business gross income; and 4) divested business net income.


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The Engineers guidelines suggest that cost increases that equate to 6.78% of operating revenues, 9.72% of operating revenue deductions, 25.44% of gross income, and 42.46% of net income comprise an "impressive basis for finding a loss of substantial economies" associated with a divestiture. See Ameren Corporation, Release No. 35-26809 (December 30, 1997); New Century Energies, Inc. Release No 35-26748 (August 1, 1997) (citing Engineers); see also New England Electric System, 41 S.E.C. 888 (1964), cited in the Commission's recent decision, Dominion Resources, Inc., Release No. 35-27113 (December 15, 1999), determining that cost increases resulting in a 4.8% loss of operating revenues, a 6% increase in operating revenue deductions (excluding federal income tax), a 23.3% loss of gross income (before federal income taxes) and a 29.9% loss of net income (before taxes) would afford an "impressive basis for finding a loss of substantial economies."

A. IMPACT ON NEWELECTRIC CO.

1. LOST ECONOMIES ANALYSIS

Severance of NiSource's electric business and assets would result in increased annual operating costs for the resulting stand-alone electric company of approximately $68,000,000. These lost economies would primarily result from the replication of key functions, the loss of economies from shared services, and certain one-time transition costs associated with the divestiture of NiSource's electric business and assets and the establishment of NewElectric Co.

In the absence of rate relief, the $68,000,000 in lost economies would result in a 2.81% decreased rate of return on rate base for NewElectric Co.

The projected $68,000,000 in lost economies would satisfy the thresholds established in Commission precedent. These lost economies would represent 6.14% of electric operating revenue, 7.91% of electric operating revenue deductions, 27.39% of electric gross income, and 45.65% of electric net income. The four operating results that represent the denominators in these ratios are defined as follows:

o "Electric operating revenue" refers to the sum of rate revenue and other revenue for the 12 months ended December 31, 1999 (i.e., $1,107,532,069).

o "Electric operating revenue deductions" refer to all electric operating expenses, including operating and maintenance expenses, administrative and general expenses, provisions for depreciation and amortization, appropriations to retirement and depletion reserves, rents, royalties, uncollectible customers' accounts, and taxes (i.e., $859,368,279).


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o    "Electric gross income" refers to the difference between electric operating revenue and electric operating revenue deductions (i.e., $248,163,790).

o "Electric net income" refers to electric gross income absent interest on mortgage bonds and other long term debt, other interest charges, and amortization of acquisition adjustment and premium, discount and expense on debt (i.e., $148,898,274).

B. IMPACT ON CUSTOMERS OF NEWELECTRIC CO

CUSTOMER IMPACT: Assuming that NewElectric Co's lost economies are recoverable through rate relief, the customers of NewElectric Co. would incur an increased annual cost of $69,534,204 as a result of the divestiture of NiSource's electric business and assets. This negative customer impact would result in average cost increases of 2.89% ($12.60 per month) for electric customers and gas customers.

SOURCES: The primary source of customer impact would be rate increases from the pass-through of recoverable lost economies ($69,534,204.). In addition, NiSource's current combination customers would incur an additional annual cost increase of $1,872,000 as a result of making monthly payments to two energy providers instead of a single payment to a combination energy provider. This increased payment cost would include $1,584,000 in additional postage costs and $288,000 in additional check writing costs.
o INCREASED RATES: $68,000,000. Assuming that NewElectric Co's lost economies are recoverable through rate relief, NewElectric Co would need to increase the rates paid by its 460,000 customers by 2.81% ($68,000,000) in order to provide the same allowed return on rate base.
o INCREASED PAYMENT COSTS: $1,872,000. In addition, 87% of NewElectric Co's 460,000 customers (400,000) are combination electric and gas customers of NIPSCO, NiSource's only combination electric and gas utility operating company. These 400,000 combination customers would incur an annual payment cost increase totaling $1,872,000 from having two monthly payments instead of a single payment per month. The additional postage would result in annual increase cost of $1,584,000, and the additional check-writing would result in an annual cost of $288,000.

ASSUMPTIONS
o    Postage costs $0.33 per customer payment.
o    Check costs $0.06 per customer payment.


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SECTION II ASSUMPTIONS AND APPROACH

A. GENERAL STUDY ASSUMPTIONS

The study quantifies the economic impact of divesting the retail electric generation, transmission and distribution business and assets of NiSource's subsidiary, NIPSCO, into a single, new stand-alone company, NewElectric Co.

o NewElectric Co. would operate its retail electric business only in Indiana and service NIPSCO's existing 460,000 electric customers.
o NewElectric Co. would be capable of surviving as a stand-alone electric local distribution company (LDC) in a competitive energy market. Therefore, NewElectric Co. could require a board of directors, executives, management, employees, computer systems, facilities, equipment, materials, and supplies appropriate to operate as a competitive electric LDC.
o NewElectric Co. would compete in electric generation, transmission and distribution in NIPSCO's current service territory. The primary strategic imperatives for NewElectric in the study would be to protect its existing 460,000 customers, remain a competitive energy source for commercial, industrial, and residential electric users in its service area, and make advances to convert users of other forms of energy within the service area to electric. These strategic imperatives would make NewElectric Co. and NiSource competitors.
o NewElectric Co. would have a total book value of approximately $2,764,000,000. This assumption is roughly consistent with market value of electric companies from a price to book value ratio. Based on an analysis of comparable electric-only LDC capital structures, the study assumes that NewElectric Co would be capitalized with 45% equity and 55% debt financing. The $1,244,000,000 in equity financing would be achieved through an initial public offering of NewElectric Co. shares. Proceeds from the issue would be paid to NiSource. Competition between NiSource and NewElectric Co. after a divestiture order would suggest that selling shares to new shareholders, rather than existing NiSource shareholders, would be a reasonable assumption. The $1,520,000,000 in debt financing would be achieved by issuing bonds with an average maturity of 10 years.
o NewElectric Co. would be staffed to provide the same level of service and quality as NiSource's electric business. As a result of this assumption, certain services currently shared between NiSource electric and gas businesses would require significantly increased staffing levels and resource allocations to perform functions that are currently accomplished by combination employees and systems that service both the electric and gas businesses. The study assumes that NiSource's electric customers would expect a consistent level of service, reliability, and performance. NewElectric Co. would maintain these standards through sufficient staffing and systems.
o NewElectric Co would be bound by collective bargaining agreements similar to those between NIPSCO and its employee unions.
o NewElectric Co would continue to outsource functions with existing third party contractors for services. NewElectric Co would continue to perform in-house most of the services that NiSource keeps in-house for


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     consideration of cost, quality, efficiency, strategy, or contractual commitment.
o NewElectric Co would initially have the same product and service offerings as NiSource's existing electric business. NewElectric Co sales and marketing personnel would be dedicated to development of electric products and services, instead of sharing new product development with the gas business.
o NewElectric Co would develop and maintain an information technology system architecture comparable to NiSource's existing gas-electric shared systems. NewElectric Co, as a competitor to NiSource, would no longer share NiSource's information technology systems. As a result, the study assumes that a significant one-time investment in system design and development would be required to transition NewElectric Co to its own systems. In addition, on-going annual costs associated with system development and maintenance would be incurred.
o NewElectric Co would maintain a headquarters facility in Northwestern Indiana in an office with comparable quality to NiSource's existing headquarters.
o One-time transition costs associated with divestiture (e.g., the costs of hiring and training, information technology systems, financial and legal advisory fees, and other costs to separate NiSource and NewElectric Co.) would be amortized over 10 to 30 years depending on the cost category and in accordance with GAAP.
o When calculating customer impact, the study assumes that full pass-through of lost economies would be allowed in formal rate proceedings.
o Average salaries, wages, and benefits at NewElectric Co would be the same as those provided by NiSource. Average salary, wage, and benefit O&M expenses are estimated using fully-loaded O&M labor costs by function for the 12 months ended December 31, 1999 and dividing by the number of employees assigned to the function.
o NewElectric Co would be subject to regulation by the same state and federal agencies (other than the SEC and under PUHCA) that presently regulate NiSource's electric operations.
o For the purpose of evaluating the impact of electric divestiture, the study uses the electric operating statement for the twelve months ended December 31, 1999 to provide the base case.

B.  APPROACH

The study has projected lost economies based on electric-allocated operations and maintenance (O&M) expenses for the twelve months ended December 31, 1999. The O&M expenses were used as baseline costs to analyze each function.

Information was gathered from both internal and external sources to support the analysis. 38 interviews were conducted with NiSource and NIPSCO executives and function managers.

The study analyzed NewElectric Co's function-by-function staffing requirements to develop a hypothetical NewElectric Co organization and annual operating expense estimates. The Mercer Management 1997 Benchmarking Survey information


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was used as the appropriate staffing levels for the base line of employees for
NewElectric Co based on the median electric only utilities. This is the most current survey information in the given format for which to compare with the median electric only utilities.

o CAPITALIZED COSTS: Except for certain one-time transition costs, the study assumes that NewElectric Co capital expenditures would be the same as current allocations for NiSource's electric operations. As a result, annual depreciation expense would be unchanged. This assumption underestimates the impacts of divestiture since certain lost economies associated with increased staffing levels would result in additional capitalized labor. In addition, an increase in capital costs would lead to higher costs for customers because of increased return requirements and increased income tax for the resulting higher revenues.
o CUSTOMER PAYMENT COSTS: Customers would incur increased costs as a result of an electric divestiture, assuming that the lost economies would be fully recoverable through increased rate revenue. In addition, combination electric and gas customers would incur increased payment costs associated with making an additional monthly payment to a second energy provider (i.e., NewElectric Co), whereas today one payment is made to a single combination provider (i.e., NIPSCO).
o FOREGONE SAVINGS: Certain planned and ongoing reengineering initiatives at NIPSCO contemplate the further integration of all of NiSource's gas and electric operations through a shared services effort. The study quantified foregone savings that would be associated with discontinuing certain electric-gas integration initiatives based on interviews with the shared services management team,
o PAYROLL TAXES: Salary and wage lost economies were multiplied by an 8.65 % payroll tax rate to quantify payroll tax lost economies.
o REVENUE TAXES: Assuming lost economies would be fully recoverable through rate revenue, additional revenue taxes would be incurred from the Indiana Gross Receipts Tax.
o ONE-TIME TRANSITION COSTS: One-time transition costs would be associated with divesting NiSource's electric business and assets and establishing NewElectric Co. Various types of transition and divestiture costs were identified and quantified during the analysis. The study has attempted to corroborate projections with external sources where possible.


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SECTION III. IMPACT ON NEWELECTRIC CO

1.  RETAIL MARKETING & SALES
LOST ECONOMIES: Total annual lost economies associated with Retail Marketing & Sales would be $6,131,000. The retail marketing and sales function would consist of load forecasting, market, product and sales planning, rates and regulatory affairs, advertising and promotion, managed accounts, economic development, and management and administration for retail marketing and sales.

SOURCES: The primary source of lost economies are 1) The loss of labor savings from providing these services to both an electric and gas business and 2) separate advertising and 3) the replication of certain promotion, event planning, sales material and training expenses.
o INCREMENTAL LABOR: $3,261,000. NewElectric Co. would require 59 more employees to perform the same functions.
o ADVERTISING EXPENSE: $1,602,000. NewElectric Co. would advertise within its service territory to create customer awareness for the newly created company for call center emergency notification, outages and account management.
o OTHER EXPENSES: $1,268,000. Expenses resulting from the separate production of internal and external communications along with event planning, promotion and sales material for NewElectric Co ($1,100,000), 2) market research and market projections ($100,000) and 3) load forecasting software ($68,000).

ASSUMPTIONS
o The sales and marketing of non-regulated products and services are not contemplated by the study and are not included in the staffing requirements. If non-regulated products and services were considered, lost economies in retail sales & marketing would significantly exceed $6,063,000.
o    Creative services would remain an in-house function for NewElectric Co.

2. CUSTOMER SERVICES

LOST ECONOMIES: Total annual lost economies associated with establishing a customer services function for NewElectric Co would be $4,124,000. Customer services consists of call center, central cash remittance, customer contract, billing, credit and collections, meter reading, and service.

SOURCES: The primary source of lost economies would be replicating customer services for NiSource's 400,000 combination electric and gas customers.
o INCREMENTAL LABOR: $1,251,000. NewElectric Co would require 490 employees in Customer Services, 14 more employees than are currently allocated to the electric business. The study assumes the NewElectric Co call center and customer contact would remain in-house, and provide the same level of service currently provided by workers cross-trained to service NiSource's 400,000 combination customers.


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o    CASH PROCESSING EQUIPMENT: $29,000. NewElectric Co would be required to purchase new cash processing equipment at a cost of $914,000. This equipment will have a life of 31 years resulting in a depreciation charge of $29,000.
o OTHER EXPENSES: $2,843,000. The additional customer services lost economies would include non-labor costs from duplicated postage and supplies ($1,200,000), leased call center equipment ($310,000), meter reading equipment and vehicles ($188,000), duplicated vendor payment processing costs ($494,000), customer surveys and customer programs ($225,000), credit reporting fees ($306,000), and service vehicles ($120,000).

ASSUMPTIONS
o NewElectric Co would be bound by collective bargaining agreements similar to those between NIPSCO and its employee unions.
o Existing customer services provided in-house by NiSource (e.g., call center, billing) would remain in-house at NewElectric Co.
o Postage costs for the New Electric Co. are calculated at $0.25 per mail piece on average.

3. PURCHASING MATERIALS

LOST ECONOMIES: Total annual lost economies associated with establishing a purchasing and material management function for NewElectric Co would be $750,000. NewElectric Co's Purchasing and Materials Management department would source and buy all goods and services, and manage the materials inventory. In order to accomplish these functions, the Purchasing and Materials Management department would require 130 employees. No employee additions would be required due to work improvements that should be expected in the future.

SOURCES: The major source of lost economies for the Purchasing and Material Management department would be lost purchasing power.
o LOSS OF PURCHASING POWER: $750,000. Decreased volume across NewElectric Co for purchased goods and services would result in purchasing penalties of combined purchases between gas and electric of the purchasing budget.

ASSUMPTIONS
o NewElectric Co would engage in strategic sourcing of its purchased goods and services.
o NewElectric Co. would have warehousing and storage facilities placed in the Facilities Management budget under the Administrative and Support Grouping, but which are separate from the facilities used by NiSource's gas operations.
o NewElectric Co would suffer significant penalties when sourcing its materials (those that are currently shared with the gas business) as a result of the decreased volume of those purchases.


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4. HUMAN RESOURCES
LOSS OF ECONOMIES: Total annual lost economies associated with establishing a human resources function for NewElectric Co would be $6,135,000. The Human Resources department would provide services in the following areas:
Compensation, Benefits, Staffing, Labor Relations, Skills Training, Management Development, Employee Relations, and Safety. In order to accomplish these functions, the Human Resources department of NewElectric Co would require 104 employees.

SOURCES: The major sources of lost economies incurred by NewElectric Co's Human Resources department would include: 1) the loss of economies from employees who are currently shared between NiSource's electric and gas businesses, 2) incentive plan funding for new employees, and 3) employee program expenses. These factors would result in the following lost economies:
o INCREMENTAL LABOR: $3,768,000. NewElectric Co's Human Resources department would require a staff of 104 employees, 70 more than currently allocated to NiSource's electric business.
o HUMAN RESOURCES PROGRAM EXPENSES: $1,070,000. The Human Resources department would manage various employee programs (e.g. compensations surveys, drug testing, Occupational Safety and Health Administrations, workers compensation, tuition reimbursement).
o INCENTIVE PLAN FOR NEW HIRES: $1,297,000. A separate incentive plan would be funded to provide for year-end performance bonuses for new hires.

ASSUMPTIONS
o Approximately 346 employees would be needed to be hired in NewElectric Co in addition to the employees already dedicated to the electric business at NiSource.
o The current level of employee benefits at NiSource would be maintained at NewElectric Co.
o    Benefits administration would remain an in-house function.
o    Incentive Program is budgeted at 6% of payroll.

5. FINANCE, ACCOUNTING AND PLANNING
LOST ECONOMIES: Total annual lost economies associated with establishing an accounting function for NewElectric Co would be $1,238,000. The accounting function would consist of general accounting, external reporting, plant accounting, payroll, accounts payable, miscellaneous accounts receivable, and tax.

SOURCES: The primary sources of lost economies are 1) the loss of labor savings from providing accounting services for both the electric and gas businesses and
2) replicating the annual external audit. The $1,238,000 in lost economies would result from:


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o    INCREMENTAL LABOR: $258,000. NewElectric Co would require 77 full-time equivalent employees ("employees") in Accounting which would be 5 more employees than are currently allocated to NiSource's existing electric business.
o ANNUAL FINANCIAL STATEMENT AUDIT FEES: $924,000. NewElectric Co would require an annual audit and additional accounting and tax research services.
o OTHER EXPENSES: $55,000. The remaining accounting lost economies relate to duplicate storage of accounting records, check fees, and publications ($30,000) and increased travel and training expense for internal audit ($25,000)

ASSUMPTION
o NewElectric Co would retain all current accounting functions in-house. This assumption includes retaining payroll and accounts payable services in-house.

6. INFORMATION SERVICES AND TELECOMMUNICATIONS

LOST ECONOMIES: Total annual lost economies associated with establishing an information technology function for NewElectric Co would be $8,623,000. The Information Technology department would 1) support all application systems and packages necessary for electric operations and corporate functions, 2) maintain and support the telecommunications, radio, and microwave systems used for electric operations, 3) oversee the contracting of system development and implementation, and 4) develop systems in-house that are too small or too specialized to be contracted out. In order to accomplish these functions, the Information Technology department of NewElectric Co would require 174 employees or contract employees.

SOURCES: The major sources of lost economies for the Information Technology department are 1) replicated personnel (which are currently shared between NiSource's electric and gas businesses), and 2) duplicated operational and maintenance expenses. The associated lost economies for these items are as follows:
o INCREMENTAL LABOR: $4,623,000. NewElectric Co would have an IT department to support the systems mentioned above, requiring a total of 174 employees (74 more than are currently allocated to the NiSource's electric business).
o SYSTEM MAINTENANCE EXPENSES: $4,000,000. NewElectric Co's Information systems would require additional CPU time expense to maintain its system at a level consistent with current NiSource practices.

ASSUMPTIONS:
o All information and electronic records regarding electric facilities and/or their support will be turned over to NewElectric Co.

7.  EXTERNAL RELATIONS

LOST ECONOMIES: Total annual lost economies associated with establishing an external relations function for NewElectric Co would be $67,000. The External Relations department would provide services in the following areas: Public


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Relations and Corporate Communications, and Governmental Affairs. The total employees in the NewElectric Co's External Relations department would be 12 individuals. Due to efficiency gains we believe are possible, we do not expect to have any incremental labor from what is being allocated today to the electric business.

SOURCES: The major source of lost economies for the External Relations department would be duplication of offices for the government personnel in the state and federal level.
o DUPLICATION OF GOVERNMENT OFFICES: $67,000. Additional offices in Indianapolis and Washington DC would be needed for legislative support for NewElectric Co. ($52,000). Additional expenses for travel and miscellaneous items would be needed for the professional staff ($15,000).

ASSUMPTIONS
o NewElectric Co would engage in lobbying activity at both the state and federal level.

8. ADMINISTRATIVE & SUPPORT SERVICES

LOST ECONOMIES: Total annual lost economies associated with establishing an administrative and support services function for NewElectric Co would be $8,187,000. Administrative and Support Services department consists of transportation, real estate, facilities maintenance, security, claims and insurance administration and office services.

SOURCES: The primary source of lost economies would be the loss of labor savings from performing the administrative and support services for both electric and gas businesses. The $8,187,000 in lost economies would result from:
o INCREMENTAL LABOR $5,280,000. NewElectric Co would require 236 employees in Administrative and Support Services. 99 additional employees would be needed to provide the same level of administrative and support services.
o FACILITIES O&M EXPENSES: $2,907,000. Additional leases for a corporate headquarters, district operating buildings, a training center, and stores facilities would need to be obtained.

9.  BOARD OF DIRECTORS

LOST ECONOMIES: Total annual lost economies associated with establishing the Board of Directors for NewElectric Co would be $511,000. The Board of Directors would provide oversight for NewElectric Co's executive management and act as the fiduciary for NewElectric Co's shareholders. The Board would consist of business and civic leaders both from within and outside of the utility industry.


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SOURCES: The major sources of lost economies for the Board of Directors are: 1)
replicated personnel (which are currently shared between NiSource's electric and gas businesses), and 2) the funding of a pension plan for NewElectric Co's Board. The associated lost economies for these items are as follows:
o BOARD FEES AND EXPENSES: $446,000. NewElectric Co's Board of Directors would consist of 12 directors. These directors would not be employees of the company, and would not overlap with the directors of the remaining gas business.
o PENSION PLAN: $65,000. Pension plans comparable to NiSource's current Directors' pension plans would be established for NewElectric Co's Directors.

ASSUMPTIONS
o Director's insurance would be funded by the treasury department, and the increase in associated lost economies is accounted for in that department.

10. EXECUTIVE MANAGEMENT

LOST ECONOMIES: Total annual lost economies associated with establishing executive officer functions for NewElectric Co would be $3,181,000. Executive management would consist of remuneration of a CEO, COO, CFO, and their respective administrative staffs as well as the expenses associated with these positions.

SOURCES: The primary source of lost economies would be the loss of shared executive positions that currently perform duties in both the electric and gas businesses.
o INCREMENTAL LABOR: $3,181,000. NewElectric Co would require CEO, COO, and CFO functions. 25 additional employees would be required to staff these three executive functions including their administrative support.

ASSUMPTION
o Compensation paid to NewElectric Co executives would approximate salary and incentives paid to other comparably sized electric-only LDC executives.

11. INVESTOR RELATIONS AND SHAREHOLDER SERVICES

LOST ECONOMIES: Total annual lost economies associated with establishing an investor relations and shareholder servicing function for NewElectric Co would be $1,925,000. The Investor Relations and Shareholder Services department would
1) prepare and distribute annual and quarterly reports, 2) list the corporation's stock, 3) facilitate analyst meetings, 4) build and maintain relationship with key investors and buy-and-sell-side securities analysts, and
5) service existing shareholder requests.

SOURCES: The major sources of lost economies for the Investor Relations and Shareholder Services (IR/SS) department would be 1) duplicated fees associated with listing the stock of NewElectric Co and providing information services to the new IR/SS department, 2) duplicated analyst meetings, and 3) production and


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distribution of annual and quarterly reports to shareholders and other interested parties. The associated lost economies for these items are as follows:
o ANNUAL AND QUARTERLY REPORTS AND FILINGS: $1,800,000. NewElectric Co would be required to produce and distribute annual and quarterly reports to its shareholders and submit various filings to the SEC and various agencies. A number of analyst meetings would also need to be duplicated.
o FEES: $125,000. On-line information services (e.g. Bloomberg, First Call Xpedite) and stock listing fees would be replicated for NewElectric Co.

ASSUMPTIONS
o NewElectric Co would retain in-house and operate with the same service level as NiSource's Investor Relations and Shareholder Services department.

12. LEGAL

LOST ECONOMIES: Total annual lost economies associated with establishing a legal function performed by outside counsel for NewElectric Co would be $1,761,000. The legal function would be responsible for 1) regulatory filings, 2) contract administration, 3) labor relations, 4) litigation matters, and 5) all other legal affairs.

SOURCES: The lost economies would come from duplicated reliance on outside legal counsel.
o OUTSIDE COUNSEL: $1,761,000. Outside counsel would be required to support the following areas: contracts and litigation, human resources and labor relations, regulatory, environmental, and FERC as well as corporate law.

ASSUMPTIONS
o NewElectric Co would continue to contract out legal work to an Outside counsel.

13. ENVIRONMENTAL

LOST ECONOMIES: Total annual lost economies associated with establishing an environmental function for NewElectric Co would be $1,500,000. The environmental department would be responsible for compliance with all applicable environmental regulations as well as oversight of several issues: hazardous waste and spill response, PCBs, water issues and permits, air issues and permits, auditing, Corps of Engineers, environmental stewardship, regulatory development, and Superfund-type responses.

SOURCES: The major sources of lost economies for the environmental department would include the maintenance and upkeep of the environmental compliance assurance program. The associated lost economies would include the following:


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o  OTHER EXPENSES AND SYSTEMS O&M: $1,500,000. Maintenance and upkeep of the
   Environmental Compliance Assurance Program would need to be replicated by NewElectric Co. Travel expenses for staff personnel would also be incurred by NewElectric Co.

B. ONE-TIME TRANSITION COSTS

1. HIRING, JOB PLACEMENT, AND TRAINING TRANSITION COSTS Lost Economies: The one-time cost of hiring and placing the additional employees for NewElectric Co would be approximately $4,527,000. Amortized over a 10 year period, these hiring and job placement transition costs would result in annual lost economies of $453,000.

SOURCES: The major source of these lost economies would be: 1) recruiting, interviewing, and hiring the new employees, and 2) job testing and placement of the new hires.
o JOB PLACEMENT: $193,000. NewElectric Co would test new hires to ensure placement in appropriate positions for their qualifications. This job placement testing would cost approximately $1,930,000. Amortized over 10 years, these job placement costs would result in annual lost economies of $193,000.
o RECRUITING AND HIRING: $130,000. NewElectric Co would spend approximately $1,298,000 to recruit and hire 346 new employees in addition to the existing employees that NiSource currently allocates to its existing electric business. Amortized over 10 years, these hiring costs would result in annual lost economies of $130,000.
o TRAINING: $130,000. NewElectric Co would spend $1,298,000 training its new employees. Amortized over 10 years, these training costs would result in annual lost economies of $130,000.

ASSUMPTIONS
o    Recruiting expenses of $3,750 per new hire.
o    Job placement expenses averaging $5,585 per new hire.
o Hiring, recruiting, job placement, and training expenses would be amortized over 10 years.
o NewElectric Co would hire 346 new employees in addition to receiving ex-NiSource employees that were allocated to the electric business.

2. IT SYSTEM ARCHITECTURE TRANSITION COSTS

LOST ECONOMIES: One-time information technology systems transition costs associated with an electric divestiture would be approximately $55,000,000. Assuming amortization of these costs over 10 years, these IT systems transition costs would result in annual lost economies of $5,500,000.


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SOURCES: The source of these lost economies would be the cost of new IT systems installation and development. NewElectric Co would establish separate IT systems including radio, microwave, telecommunications, network, and mainframe systems. Application packages specific to electric operations would also be required.

ASSUMPTIONS
o    One-time IT system transition costs would be amortized over 10 years.
o All information and electronic records regarding electric facilities and / or their support would be turned over to the NewElectric Co.
o To reduce costs, NiSource's current billing system (CIS) would be purchased by NewElectric Co. to use as its billing system.
o NewElectric Co. would not be able to utilize the remaining gas company's telecommunications, microwave, or radio infrastructure, and therefore would need to establish its own separate systems.

3. FINANCIAL SERVICES TRANSITION COSTS

LOST ECONOMIES: One-time financial services costs associated with the divestiture of NiSource's electric business and assets would be $74,680,000. Amortized over 10 or 30 years depending on the category, these financial services transition costs would result in annual lost economies of $3,536,000.

SOURCES: The primary sources of lost economies would be: 1) financial advisory fees, 2) equity underwriting costs, 3) debt issue costs, and 4) costs to appraise electric assets to be used as loan collateral.
o FINANCIAL ADVISORY FEES: $100,000. Investment banking fees of $3 million for providing valuation and advisory services for an electric divestiture. Fees amortized over 30 years.
o EQUITY UNDERWRITING COSTS: $1,866,000. Underwriting cost of $55.980 million represents the low-end of a 4%-5% of equity offering estimate for initial public offerings. An average of 4.5% will be used for the underwriting calculation. Underwriting costs amortized over 30 years.
o DEBT ISSUE COSTS: $1,520,000. Debt issue costs of $15.20 million represent 1% of NewElectric Co debt. Costs amortized over 10 years.
o ELECTRIC COLLATERAL APPRAISAL COSTS: $50,000. Appraisal fees of $500,000 associated with an appraisal of electric plant by an engineering firm to secure NewElectric debt issuance. Fees amortized over 10 years.

ASSUMPTIONS
o    NewElectric Co would have a book value of $2,764,397,000.
o NewElectric Co would be capitalized with $1.244 billion in equity (45%) and $1.520 billion in debt (55%).
o Equity would be issued in an initial public offering. A sale to existing shareholders would be ruled out because future competition between NiSource and NewElectric Co would be inconsistent with common ownership.


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o    $1.520 billion in debt would be issued with an average maturity of 10 years and 4.5% marginal cost of debt.
o All equity-related costs would be amortized over 30 years. All debt-related costs would be amortized over 10 years.

4. LEGAL TRANSITION COSTS

LOST ECONOMIES: One-time fees for outside legal counsel to assist with the divestiture of NiSource's electric business and assets would be approximately $1,500,000. Amortized over 30 years, these legal fees for divestiture would be approximately $50,000. The divestiture of electric assets and the establishment of NewElectric Co as a stand-alone company operating in Indiana would involve a level of complexity that would require additional assistance from outside legal counsel.

SOURCES: The source of these lost economies would be the legal fees associated with the reliance on outside counsel for assistance with two offerings: 1) an initial public offering of NewElectric Co shares to achieve the $ 1.244 billion in equity financing, and 2) issuing bonds to achieve the $1.520 billion in debt financing. The outside counsel would support the two offerings through the following activities:
o    Due diligence.
o Preparing and negotiating the underwriting agreement and secured debt indenture.
o Developing the prospectus and registration statement, and providing support during the comment process with the SEC.
o Providing legal support for NiSource corporate executives and investment bankers during the marketing of the new securities.
o    Representation at the closing.

ASSUMPTIONS
o NiSource would rely on outside legal counsel to assist with the complexity of divesting the electric assets from NiSource and creating NewElectric Co.
o These one-time legal fees for divestiture would be amortized over a 30 year period.

5. OTHER ONE-TIME DIVESTITURE COSTS

LOST ECONOMIES: Other one-time divestiture costs would total $2,692,000. Amortized over 10 or 30 years depending on the category, these additional divestiture costs would result in annual lost economies of $191,000.

SOURCES: These additional one-time divestiture costs would include the following components.
o MOVING AND OFFICE SET-UP: $39,000. The one-time cost of moving the electric business and setting up the offices for NewElectric Co would be approximately $1,170,000, amortized over a 30 year period.


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o    REAL ESTATE RIGHT OF WAY: $77,000. The cost of separating electric right of way documents from the rest of NiSource's right of way documents would cost approximately $770,000, amortized over a 10 year period.
o ENVIRONMENTAL SYSTEMS: $75,000. The Environmental department would incur a one-time divestiture cost of $750,000, amortized over a 10 year period.

ASSUMPTIONS
o    Moving and office set-up costs would be amortized over 30 years.
o One-time divestiture costs relating to real estate right of way and environmental systems would be amortized over 10 years.

C.  FOREGONE SAVINGS

LOST ECONOMIES: The loss of projected savings opportunities due to the divestiture of NiSource's electric business and assets would result in annual lost economies of $11,592,000.

SOURCES: The primary source of these lost savings opportunities include the inability to benefit from further integration of NIPSCO's electric and gas businesses with all of the other subsidiaries of NiSource, including NiSource Management Services, NIPSCO, Kokomo Gas, NI Fuel & Light, and Bay State.
o SHARED SERVICES PROJECT: $11,592,000. The portion of shared savings reflected from the divestiture of the electric business is broken down into the following categories: Accounting ($759,000), Accounts Payable ($779,000), Finance ($264,000), Cash Processing ($2,377,000), Procurement
     Process Improvement ($2,707,800), Procurement Enabling Technology ($221,320), Human Resources ($1,138,500), Benefits Administration ($2,277,000), Communications ($198,000), Regulatory Compliance ($49,500), Environmental ($627,000) and Market Strategy ($99,000).

ASSUMPTIONS
o    Planned Shared Services savings will be achieved by NiSource.
o As a result, divestiture of the electric business would cause a portion of the expected savings to be lost.

D. REVENUE TAXES

LOST ECONOMIES: Assuming that lost economies are recoverable through increased rate revenue, the resulting increased revenue following divestiture would result in additional revenue taxes. These additional revenue taxes would total $646,000 annually.

SOURCES: The lost economies associated with these additional revenue taxes would be:
o    INDIANA GROSS RECEIPTS TAX OF 1.2%


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ASSUMPTIONS
All lost economies incurred by NewElectric Co would be recovered in base rates and would result in additional taxable revenue.

E. PAYROLL TAXES

LOST ECONOMIES: Annual payroll taxes would increase by $1,870,000.

SOURCES: The primary source of lost economies would be payroll taxes related to incremental labor costs.

ASSUMPTION
Payroll tax rate of 8.65%


SECTION IV. IMPACT ON CUSTOMERS OF NEWELECTRIC CO

CUSTOMER IMPACT: Assuming that NewElectric Co's lost economies are recoverable through rate relief, the customers of NewElectric would incur an increased annual cost of $69,534,000 as a result of the divestiture of NiSource's electric utility business and assets. This negative customer impact would result in an average cost increase of 2.89% ($12.60 per month) for electric customers.

SOURCES: The primary source of customer impact would be rate increases from the pass-through of recoverable lost economies ($68,000,000.). In addition, NewElectric Co's combination customers would incur an additional annual cost increase of $1,872,000 as a result of making monthly payments to two energy providers instead of a single payment to a combination energy provider. This increased payment cost would include an additional $1,584,000 in additional postage costs and $288,000 in additional check writing costs.
o INCREASED RATES: $68,000,000. Assuming that NewElectric Co's lost economies are recoverable through rate relief, NewElectric Co would need to increase the rates paid by its 460,000 customers by 2.81% ($68,000,000) in order to provide the same return on rate base.
o INCREASED PAYMENT COSTS: $1,872,000. In addition, 87% of NewElectric Co's 460,000 customers (400,000) are combination electric and gas customers of NiSource utility operating company subsidiaries. These 400,000 combination customers would incur an annual payment cost increase totaling $1,872,000 from having two monthly payments instead of a single payment per month. The additional postage would result in annual increase cost of $1,584,000, and the additional check-writing would result in an annual cost of $288,000.

ASSUMPTIONS
o    Postage costs $0.33 per customer payment.


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o    Check costs $0.06 per customer payment.


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